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                                                                     EXHIBIT 23

                         Independent Auditors' Consent

The Board of Directors
Apogent Technologies, Inc. and subsidiaries:

We consent to incorporation by reference in the registration statements (No. 333-73588, No. 333-95169, and No. 333-47015) on Form S-8 of Apogent
Technologies, Inc. and subsidiaries of our reports dated November 9, 2001, with respect to the consolidated balance sheets of Apogent Technologies, Inc, and subsidiaries as of September 30, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended September 30, 2001 and the related financial statement schedule, which reports appear in the September 30, 2001 annual report on Form 10-K of Apogent Technologies, Inc. and subsidiaries.

/s/ KPMG LLP
Boston, Massachusetts
December 14, 2001